

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group


03022300

14 April 2003

Securities & Exchange Commis...
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 April 2003, Re: Proposed disposal by Henrietta Rubber Estate Limited, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn a 70% owned subsidiary of Amsteel Corporation Berhad, of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Hulu Kinta, District of Kinta, Perak Darul Ridzuan for a cash consideration of RM27,927,049 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

General Announcement
Reference No **OS-030411-59837**

Submitting Merchant Bank	:	OSK SECURITIES BERHAD
Company Name	:	AMSTEEL CORPORATION BERHAD
Stock Name	:	AMSTEEL
Date Announced	:	11/04/2003

Type	:	**Announcement**
Subject	:	**PROPOSED DISPOSAL BY HENRIETTA RUBBER ESTATE LIMITED ("HENRIETTA"), A WHOLLY-OWNED SUBSIDIARY OF AKURJAYA SDN BHD, WHICH IS IN TURN A 70% OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL"), OF 900.87 ACRES OF FREEHOLD AGRICULTURAL LAND IN THE TANJUNG RAMBUTAN ESTATE WITHIN THE TOWN BOUNDARY OF TANJUNG RAMBUTAN AND THE MUKIM OF HULU KINTA, DISTRICT OF KINTA, PERAK DARUL RIDZUAN FOR A CASH CONSIDERATION OF RM27,927,049 ("PROPOSED DISPOSAL")**

Contents :

We refer to the announcements made by OSK Securities Berhad ("OSK") on behalf of the Board of Directors of Amsteel ("Board") on 27 August 2002, 28 January 2003 and 7 March 2003.

On behalf of the Board, OSK is pleased to announce that Henrietta had on 10 April 2003, obtained the approval of the Estate Land Board with regards to the Proposed Disposal pursuant to section 214A of the National Land Code. As such, all conditions precedent in relation to the Proposed Disposal have been fulfilled.

This announcement is dated 11 April 2003.